from:         "Al Burgio" aburgio@lorettafoods.com
         To:         "'Randall J Perry'" rjperry@webspan.net
        Date:        27 Mar 2005, 02:51:10 PM
      Subject:       FW: Monaco Group Inc.- December 31, 2004

Hi Randall,

     Below is the email from our auditors regarding the reason for the 10k extension.


Best Regards,

Al Burgio, President & CEO
Loretta Food Group Inc.
2405 Lucknow Drive
Mississauga, ON, L5S 1H9
P: 905-678-9250 ext.226
C: 416-402-4745
F: 905-678-0733


-----Original Message-----
From: Gary Arca [mailto:garca@amisanohanson.com]
Sent: March 27, 2005 3:47 PM
To: aburgio@lorettafoods.com
Subject: Monaco Group Inc.- December 31, 2004

Please note that the audit of Monaco Group Inc. will not be completed by March 31, 2005, due to the significant additional audit work required to review the recent material acquisitions prior and subsequent to the year-end, including obtaining info on the acquirees.
--
Gary Arca
Sent from my Treo
778-229-6554